K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 30, 2013

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-1520

Re:	Neuberger Berman Alternative Funds
--Neuberger Berman Absolute Return Multi-Manager Fund - Class A, Class C and Institutional Class
File Nos. 333-122847; 811-21715
Re: Request for Selective Review for Post-Effective Amendment No. 34

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of Neuberger Berman Alternative Funds (“Registrant”), pursuant to the Securities Act of 1933, as amended (“1933 Act”), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, is Post-Effective Amendment No. 34 to the Registrant’s Registration Statement on Form N-1A (“PEA 34”) on behalf of Neuberger Berman Absolute Return Multi-Manager Fund (the “Fund”).  PEA 34 includes a prospectus (the “Prospectus”) and a statement of additional information (the “SAI”) for the Fund, relating to the Registrant’s issuance of Class A, Class C, and Institutional Class shares.  This transmission includes a conformed signature page signed by the Registrant and by power of attorney for a majority of the Trustees, the manually signed originals of which are maintained at the office of the Registrant.

The primary purpose of this filing is to revise the Registrant’s Registration Statement for Class A, Class C and Institutional Class of the Fund to reflect certain strategy changes that could be deemed material and the addition of several subadvisers.  This filing is not intended to affect the prospectus or SAI of any other Class of the Fund or any other previously registered series (or Class of such series) of the Registrant.

The form and text of the Prospectus and SAI are substantially the same as the Prospectus and SAI contained in the following currently effective registration statement for Neuberger Berman Alternative Funds and previously reviewed by the Staff in the following registration statements filed pursuant to Rule 485(a):

Post-Effective Amendment No. 30 to Neuberger Berman Alternative Funds’ registration statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder for Class R6 shares of Neuberger Berman Absolute Return Multi-Manager Fund (Accession No. 0000898432-13-001381) (November 1, 2013).

Post-Effective Amendment No. 11 to Neuberger Berman Alternative Funds’ registration statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder for Class A, Class C and Institutional Class shares of Neuberger Berman Absolute Return Multi-Manager Fund (Accession No. 0000898432-12-000055) (January 18, 2012).

Accordingly, we request that the Staff use the limited review procedure of 1933 Act Release No. 6510 (February 15, 1984) in reviewing PEA 34.  Pursuant to Rule 485(a)(2) under the 1933 Act, this PEA 34 will become effective on February 28, 2014.  The Registrant respectfully requests that the Staff furnish the Registrant with any comments on this filing by February 3, 2014.  This will assist the Registrant in keeping to its expected commencement of operations date and prospectus printing schedule.

Should you have any questions, please do not hesitate to call me at (202) 778-9305 or Frank H. Na  (202) 778-9473.  Thank you for your attention.

Sincerely,

/s/ Lori L. Schneider